SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25

                         Commission File Number 0-21079

                           NOTIFICATION OF LATE FILING

      (Check one): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                                 [_] Form N-SAR

                       For Period Ended: June 30, 2003

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant PHLO CORPORATION

Former name if applicable
Perry's Majestic Beer, Inc.

Address of principal executive office (Street and number) 6001-21 Argyle Forest Blvd., PMB #117

City, state and zip code Jacksonville, FL 32244-5705

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant requires additional time to report the results of its first fiscal quarter of the fiscal year ending March 31, 2004, because the Company has not yet filed its financial statements for the fiscal year ended March 31, 2003 on Form 10-KSB, which must be completed prior to preparing the Form 10-QSB. The Registrant terminated its independent auditors, Marcum and Kliegman, LLP ("M&K") after M&K had begun the March 31, 2003 audit. The Registrant has retained new independent auditors near its filing deadline. Additionally, the audit has taken more time to complete than anticipated because M&K has refused to provide certain documents to the Registrant's new independent auditors as required by law, even though M&K initially represented to the new auditors that M&K would provide access to Registrant's documents. The Registrant expects to be able to file the Form 10-QSB within 5 calendar days following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anne P. Hovis, Esquire 973-691-9012 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Phlo Corporation
                  (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2003                  By   /s/ James B. Hovis
                                           -----------------------------------
                                           James B. Hovis
                                           President and Chief Executive Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  End of Filing